SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

 (Mark One):

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

         For the fiscal year ended December 31, 2001

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ____________ to ____________

                     Commission file number: 0-19133

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FIRST CASH 401(k) PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     FIRST CASH FINANCIAL SERVICES, INC.
                          690 East Lamar, Suite 400
                           Arlington, Texas  76011

                                    INDEX


 Independent Auditor's Report......................................   1

 Financial Statements:
  Statements of Net Assets Available for Benefits .................   2
  Statement of Changes in Net Assets Available for Benefits .......   3
  Notes to Financial Statements ...................................   4

 Supplemental Schedule:
  Schedule of Assets (Held at End of Year) ........................  S-1

                         Independent Auditor's Report

 July 17, 2002


 To the Administrative Committee
 First Cash 401(k) Profit Sharing Plan
 Arlington, Texas

 We have audited the accompanying statements of net assets available for benefits of First Cash 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, the related statement of changes in net assets available for benefits for the year ended December 31, 2001 and supplemental schedule. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements and schedule referred to above present fairly in all material respects, the net assets available for benefits of First Cash 401(k) Profit Sharing Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with the accounting principles generally accepted in the United States of America.


 /s/ Hein + Associates LLP

                    FIRST CASH 401(k) PROFIT SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                         DECEMBER 31,
                                                  --------------------------
                                                     2001            2000
                                                  ----------      ----------
 ASSETS:
  Investments, at fair value:
   Mutual funds                                  $   659,200     $   550,216
   Money market funds                                207,093         110,332
   First Cash Financial Services, Inc.
     common stock                                    934,494         358,453
   Participant loans                                 168,440          88,380
                                                  ----------      ----------
           Total investments                       1,969,227       1,107,381
                                                  ----------      ----------

  Contributions receivable:
   Participant                                        98,630          55,318
   Employer                                           28,510          16,091
                                                  ----------      ----------
           Total contributions receivable            127,140          71,409
                                                  ----------      ----------

  Cash                                                   142           4,062
  Other                                                2,568             510
                                                  ----------      ----------
           Total assets                            2,099,077       1,183,362

 LIABILITIES -
  Refundable contributions                            19,828          14,799
                                                  ----------      ----------
           Net assets available for benefits     $ 2,079,249     $ 1,168,563
                                                  ==========      ==========

            See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         YEAR ENDED DECEMBER 31, 2001


 ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Investment income:
   Net appreciation in fair value of investments                 $   593,422
   Interest and dividends                                             40,418
   Other                                                              (1,037)
                                                                  ----------
           Net investment income                                     632,803
                                                                  ----------

  Contributions:
   Employer                                                          155,416
   Participant, including rollovers                                  562,379
                                                                  ----------
                                                                     717,795
                                                                  ----------

           Total additions                                         1,350,598

 DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Benefits paid directly to participants                             406,791
  Loans paid off as part of a distribution                            31,871
  Other                                                                1,250
                                                                  ----------
           Total deductions                                          439,912
                                                                  ----------

 INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       910,686

 NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                1,168,563
                                                                  ----------
  End of year                                                    $ 2,079,249
                                                                  ==========


            See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 AND 2000

 1. DESCRIPTION OF PLAN

   The following description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

   General

   The Plan is a salary deferral plan covering substantially all employees of First Cash Financial Services, Inc. (the "Company" or the "Employer") who have completed one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions

   Each year, participants may contribute to the Plan an amount up to 15% of their annual compensation. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $10,500 for 2001. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of the participant's annual compensation that is contributed to the Plan. In addition, a special discretionary contribution as determined by the Company may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made for 2001.

   If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

   Participant Accounts

   Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and Profit Sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be allocated to the remaining Plan participants. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

   Vesting

   Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company. Effective January 1, 2001, the Plan was amended and defined a year of service for vesting purposes to be a twelve consecutive month period ending on each anniversary of a participant's date of hire. A participant is 100% vested after six years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

   Investment Options

   Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of eight mutual fund investment options offered by Frontier Trust Company, the custodian of the Plan. Participants may change the allocation of their existing funds and future contributions at any time. Employer contributions are invested in the same percentages as the employee contributions for 2001 and 2000.

   Payment of Benefits

   Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum or installment distribution payable in cash or property. Certain participants may be eligible to receive benefits in the form of annuity payments. Amounts allocated to withdrawing participants at December 31, 2001 were immaterial.

   Participant Loans

   A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of the participant's vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee. A participant may have up to two loans outstanding at any one time. Participant loans are collateralized by the respective participant accounts.

   Forfeitures

   Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. At December 31, 2001, forfeited non-vested accounts were approximately $25,700. Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. In 2001, Company matching contributions were reduced by approximately $10,900 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

   Administrative Fees

   The Company  has paid, at its  discretion, the administrative expenses  of
   the Plan.   Administrative expenses  incurred in  2001 were  approximately
   $21,200.

   Tax Status

   The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated February 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.


 2. SUMMARY OF ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements and supplemental schedules are prepared on an accrual basis of accounting, except for the cash basis recording of benefits paid.

   Valuation of Investments

   Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

   Payment of Benefits

   Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits. Amounts allocated to withdrawing participants at December 31, 2001 were immaterial.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as applied to defined contribution employee benefit plans requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.


 3. INVESTMENTS

   Investments, at fair value, consisted of the following as of December 31:

                                                        2001          2000
                                                     ---------     ---------
   Mutual Funds:
    Merrill Lynch Basic Value Fund (1)              $  158,012      $130,514
    Merrill Lynch  Fundamental Growth
      Fund Class B (1)                                 156,497             -
    Merrill Lynch Global Allocation Fund (1)           124,578       100,391
    Merrill Lynch BD Core Bond Class B                  88,827             -
    Davis New York Venture Fund                         71,005        54,968
    MFS Massachusetts Investors Trust                   60,281        47,701
    Merrill Lynch Corporate Growth Bond Fund                 -       157,758
    Merrill Lynch Growth Fund                                -        58,884
                                                     ---------     ---------
                                                       659,200       550,216

   Money Market Funds:
    Merrill Lynch Retirement Preservation Fund (1)     207,093       110,332
    First Cash Financial Services, Inc.
      common stock (1)                                 934,494       358,453
   Participant loans (1)                               168,440        88,380
                                                     ---------     ---------
                                                    $1,969,227    $1,107,381
                                                     =========     =========

   (1) Represents 5% or more of the Plan's net assets.

   During  2001,  the  Plan's investments  (including  gains  and  losses  on
   investments,  bought  and  sold,   as  well  as  held  during  the   year)
   appreciated in value by $593,422 as follows:

           Mutual Funds                                           $  (81,876)
           First Cash Financial Services, Inc. common stock          675,298
                                                                   ---------
                                                                  $  593,422
                                                                   =========


 4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
        SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                     EIN:  75-2237318  Plan Number: 001

                              DECEMBER 31, 2001

 (a)         (b)                       (c)                   (d)       (e)
                            DESCRIPTION OF INVESTMENT
      IDENTITY OF ISSUER,    INCLUDING MATURITY DATE,
       BORROWER, LESSOR    RATE OF INTEREST, COLLATERAL              CURRENT
       OR SIMILAR PARTY       PAR OR MATURITY VALUE          COST     VALUE
      -------------------  ----------------------------      ----   ---------
       Mutual Funds:
  *     Merrill Lynch         Basic Value Fund                **   $  158,012
  *     Merrill Lynch         Fundamental Growth Fund         **      156,497
  *     Merrill Lynch         Global Allocation Fund          **      124,578
  *     Merrill Lynch         BD Core Bond                    **       88,827
        Davis New York        Venture Fund                    **       71,005
        MFS Massachusetts     Investors Fund                  **       60,281
       Money Market Funds
  *     Merrill Lynch         Retirement Preservation Fund    **      207,093

  *    First Cash Financial   Common stock                    **      934,494
       Services, Inc.

  *    Loans to participants  5.5% - 9.5% interest and
                              varying maturities                      168,440
                                                                    ---------
              Total investments                                    $1,969,227
                                                                    =========

 (a) This column will have an asterisk on each line which is identified as a party-in-interest to the Plan. Merrill Lynch Trust Company acted as the Plan's custodian through November 30, 2001.

 ** Historical cost information omitted as permitted for participant directed transactions under an individual account plan.


                See accompanying independent auditor's report.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

                           REQUIRED INFORMATION

   ITEM 1 Not Applicable.

   ITEM 2 Not Applicable.

   ITEM 3 Not Applicable.

   ITEM 4 Financial Statements and Exhibits

      (a) Financial Statements

              Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.


      (b) Exhibits:

          23     Consent of Independent Auditors

          99     Certification of Plan Administrator

                                     SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


          Date: October 4, 2002

                                     FIRST CASH 401(K) PROFIT SHARING PLAN



                                     By: /s/ Rick Wessel
                                         ---------------------------------
                                         Plan Administrator